United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Embecta Corp.
(Exact name of registrant as specified in its charter)

Delaware	001-41186	87-1583942
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

300 Kimball Drive, Suite 300 Parsippany, New Jersey		07054
(Address of principal executive offices)		(Zip Code)
Shaun Curtis
(862) 401-0000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 – Conflict Minerals Disclosure
Item 1.01    Conflict Minerals Disclosure and Report
As contemplated by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, a Conflict Minerals Report is provided as an Exhibit to this Form SD and is available at the following Internet website: https://investors.embecta.com/financials-filings/sec-filings. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.
Information concerning tin, tantalum, tungsten, or gold from recycled or scrap sources that may be contained in our in-scope products is included in the Conflict Minerals Report and is incorporated in this Form SD by reference.
Item  1.02    Exhibit
The Conflict Minerals Report contemplated by Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 2 – Exhibits
Item  2.01    Exhibits
Exhibit 1.01 – Conflict Minerals Report for the calendar year ended December 31, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
Embecta Corp.
(Registrant)

By:	/s/ Shaun Curtis______________	May 28, 2024
Name:	Shaun Curtis
Title:	SVP, Global Manufacturing and Supply Chain

EXHIBIT INDEX

Exhibit	Description

1.01	Conflict Minerals Report for the calendar year ended December 31, 2023.